August 7, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Attn: Mr. H. Roger Schwall

Re:          China-Biotics, Inc.
Registration Statement on Form SB-2
Filed March 24, 2006
File No. 333-132670

Form 10-KSB for the fiscal year ended August 31, 2005
Filed October 18, 2005
File 333-110733

Form 10-QSB for the fiscal quarter ended November 30, 2005
Filed January 5, 2006
File No. 333-110733

Form 10-QSB for the fiscal quarter ended February 28, 2006
Filed April 14, 2006
File No. 333-110733

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of China-Biotics to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the Staff’s letter dated April 21, 2006. In connection therewith, the Company is hereby filing Amendment No. 1 to Form SB-2 (File No. 333-132670) (the “Amendment”).

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

General

1.	Comment:	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

August 7, 2006

Response:	The Company believes it has provided complete responses to each portion of every numbered comment that appears in this letter, and has indicated where in the Amendment the responsive changes are located, as applicable. The Company confirms that it will make parallel changes to all affected disclosure as applicable.

2.	Comment:	We note that your sole operating subsidiary and all of your assets are located in the People’s Republic of China. Please provide parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Refer also to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting.

Response:	In response to this comment the Company has included a parent-only balance sheet of China-Biotics as of March 31, 2006. The Company does not believe that additional financial statements are meaningful for investors for the interim period as the share exchange occured on March 22, 2006. The Company notes that the quarterly and annual financial statements previously filed by the Company with the SEC in its annual report on Form 10-KSB and quarterly reports on Form 10-QSB prior to March 31, 2006 effectively constitute the parent-only financial statements for all periods prior to the share exchange completed in March 2006.

Cover Page of the Prospectus

3.	Comment:	We note the disclosure in your Form 8-K filed April 7, 2006 that in light of the reverse takeover, the trading symbol for your stock was changed to CHBT. Please revise your cover page accordingly.

Response:	The Company has changed the Company’s stock symbol on the cover page and page 12 of the Amendment.

Table of Contents, page i

4.	Comment:	The forepart of the prospectus may include only the cover page, table of contents, summary and risk factors sections. Please move all other information so that it appears later in the document.

Response:
The Company has moved all information other than the cover page, table of contents, summary and risk factors sections from the forepart of the prospectus. See the cover page and pages i-11of the Amendment.

Summary

Corporate information, page 2

5.	Comment:	If you have a website, please provide the address.

Response:	The Company is currently in the process of designing its website and will include the address in future filings, as applicable.

Business, page 1

6.	Comment:	Given your current capacity and operations, please provide a basis for your disclosure that you intend to open over 300 stores over the next two years and hope to sign over 1,000 franchises over time.

Response:
The Company’s current production facility has spare capacity. The Company is also building a new plant that will have a capacity of 150-300 tons. The Company expects that the additional demands from opening new stores, the first of which was opened in March 2006, will be met initially by increasing production from the existing plant, and in the longer term from the new plant, the initial, 150-ton phase of which is scheduled to commence operations by the end of 2007.

August 7, 2006

Risk Factors

“We are subject to government regulation in China...,” page 5

7.	Comment:
Please more fully discuss the actual risk faced by you as a result of being subject to the several laws you list in this risk factor. In addition you state in the last sentence of the second paragraph of this risk factor that you are also subject to regulations with respect to the prices you charge, the rebates you may offer and your marketing methods. Please discuss in a separate risk factor how these laws may affect your business. For example, discuss the effect on you if your supply prices increase, but you are unable to raise the price of your product to the consumer under Chinese law.

Response:	In response to this comment, the Company has included additional disclosure on pages 7-8 of the Amendment.

“A majority of our officers and directors and substantially all of our assets....” page 7

8.	Comment:
You note in this risk factor that you have only one executive officer and director. Please add a risk factor that discusses the risk to the company from a corporate governance perspective in having only one officer and director. For example discuss the risks to the company in regard to the approval of related party transactions, the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties. In addition discuss the risks to the company in regard to its ability to successfully implement its growth plans given that it has no executive management team.

Response:	In response to this comment, the Company has included additional disclosure on page 7 of the Amendment.

Price Range of Our Common Stock and Other Stockholder Matters

Market Information, page 10

9.	Comment:	Please state that the quotations for your common stock reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Response:	In response to this comment, the Company has included additional disclosure on page 12 of the Amendment.

Management’s Discussion and Analysis of Results of Operation and Financial Condition

General, page 11

10.	Comment:
We note your discussion surrounding your former and current state of operations and your statement that “The results of operations related to Otish Resources, Inc. are not material and are therefore not included in the discussion below.” Prior to this statement, please expand your discussion to clarify why you have presented the separate financial statements for Sinosmart Group Inc. (“SGI”) and Otish Resources, Inc. (“Otish”). In this regard, it appears that you are relying on the presentation requirements under Item 310(c) of Regulation S-B. Additionally, please clarify, if true, that the result of the transaction completed on March 22, 2006 was treated as a recapitalization for accounting purposes and indicate whose historical financial statements will be carried forward as the basis for your new operations and explain that you have changed your fiscal year end to match that of SGT.

Response:
The Company has revised this disclosure to include a discussion of the Company's results of operations and financial condition for the fiscal years ended March 31, 2006 and 2005 and as of March 31, 2006 and 2005, and has removed the separate financial statements of Otish Resources, Inc. from the Amendment. Additionally, the Company confirms that the share exchange completed on March 22, 2006 was treated as a recapitalization for accounting purposes and that China Biotics' historical financial statements will be carried forward as the basis for its new operations, and that the Company changed it year end to March 31 2006 to conform with the fiscal year of SGI. See page 13 of the Amendment.

August 7, 2006

11.	Comment:
Please expand your discussion under this heading to include a meaningful introduction or overview. In this regard, we refer you to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), which indicates, in part that “We would expect a good introduction or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction or overview would:

•	include economic or industry-wide factors relevant to the company;

•	serve to inform the reader about how the company earns revenues and income and generates cash;

•
to the extent necessary or useful to convey this information, discuss the company’s lines of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the Description of Business section);

and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.”

Response:	In response to this comment, the Company has included additional disclosure on pages 13-14 of the Amendment.

Results of Operations, page 11

12.	Comment:
Please revise your discussion under this heading to provide the reader with an understanding of your perspective of the business and its results of operations. In this regard, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective. Please review the Commission’s guidance referred to in the above comment and revise your discussion to the extent that you are able to provide additional insight into the operational results of SGI during the periods presented.

Response:	In response to this comment, the Company has included additional disclosure on pages 15-17 of the Amendment.

13.	Comment:
Please expand your discussion to address your financial condition and results of operations and prospects for the future. Please also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income. For example, we note your plans to expand the geographic areas in which you sell your products, the methods by which you sell your products and your product line.

Response:	In response to this comment, the Company has included additional disclosure on pages 14-17 of the Amendment.

August 7, 2006

Nine Months Ended December 31, 2005 Compared with Nine Months Ended December 31, 2004, page 11

14.	Comment:
Please include a statement to indicate that the discussion for the nine months represents SGI’s third quarter financial information. In addition, since you present the audited financial statements prior to the unaudited quarterly financial statements please reorder your MD&A to allow for ease of understanding and consistency.

Response:
The Company notes the Staff’s comments. However, the suggested clarifications are no longer applicable as the Company has revised this disclosure to include a discussion of the Company’s results of operations and financial condition for the fiscal years ended March 31, 2006 and 2005 and as of March 31, 2006 and 2005.

Fiscal Year Ended March 31, 2005 Compared with the Fiscal Year Ended March 31, 2004, page 12

15.	Comment:	We note your disclosure that net sales increased 50.88%. Quantify the percentage of the increase attributable to increases in sales volume versus increases in prices.

Response:	In response to this comment, the Company has included additional disclosure on page 16 of the Amendment.

Liquidity and Capital Resources, page 14

16.	Comment:
We note your statement that “Management estimates that we will continue to have positive cash flow provided by operating activities in the remaining fiscal year ending March 31, 2006, and for the fiscal year ending March 31, 2007.” Please refer to the above referenced Commission guidance, which indicates that a company is required to include in MD&A the following information, to the extent material:

•	historical information regarding sources of cash and capital expenditures;

•	an evaluation of the amounts and certainty of cash flows;

•	the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;

•	discussion and analysis of known trends and uncertainties (see our further comment below);

•	a description of expected changes in the mix and relative cost of capital resources;

•	indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and

•	a discussion of prospective information regarding companies’ sources of and needs for capital, except where otherwise clear from the discussion.

Please review your discussion taking such guidance into consideration and revise your disclosure to the extent applicable.

Response:	In response to this comment, the Company has included additional disclosure on pages 18-19 of the Amendment.

17.	Comment:
We note your disclosure regarding your cash of $12,412,715 and working capital of $743,736 as of the end of 2005. We note also your disclosure that these amounts increased to $23,114,851 and $8,400,436 as a result of the transactions you describe. However, it does not appear that the cash infusions that you describe would result in the cash increases to which you refer. Please advise.

August 7, 2006

Response:	The Company notes that it has included in the Amendment its financial statements for the year ended March 31, 2006.

The Company’s reconciliation of cash balance of $12,412,715 as of December 31, 2005 to the cash balance of $23,114,851 after adjustments for subsequent events is as follows:

	Reference to footnotes to December 31, 2005 financial statements
Cash balance as of December 31, 2005		$12,412,715
Subsequent cash infusion:
Cash settlement on stock subscription receivable	11 (a)	9,000
Repayment of advances to related parties	11 (c)	3,338,167
Cash loan advanced by stockholders	11 (d)	2,287,269
Proceeds from private placement of 2,858 shares of SGI common stock	11 (e)	5,067,700
Cash balance after adjustments for subsequent events		$23,114,851

The Company’s reconciliation of working capital of $743,736 as of December 31, 2005 to the working capital of $8,400,436 after adjustments for subsequent events is as follows:

	Reference to footnotes to December 31, 2005 financial statements
Working capital as of December 31, 2005		$743,736
Subsequent increase (decrease) in current assets:
Cash settlement on stock subscription receivable	11 (a)	9,000
Receipt on repayment of advances to related parties	11 (c)	3,338,167
Receipt on repayment of advances to related parties	11 (c)	(3,338,167)
Cash loan advanced by stockholders	11 (d)	2,287,269
Proceeds from private placement of 2,858 shares of SGI common stock	11 (e)	5,067,700
Subsequent (increase) decrease in current liabilities:
Conversion of convertible loan into equity	11 (b)	2,580,000
Cash loan advanced by stockholders	11 (d)	(2,287,269)
Working capital after adjustments for subsequent events		8,400,436

August 7, 2006

Because the Company reclassified the Subscription Receivable as a current asset item instead of a Stockholders’ Equity item in response to Comment 67, its revised working capital as of December 31, 2005 was $752,736. After adjustments for subsequent events, the Company’s working capital increased to $8,400,436. The Company’s reconciliation of revised working capital as of December 31, 2005 to the working capital after adjustments for subsequent events is as follows:

	Reference to footnotes to December 31, 2005 financial statements
Working capital as of December 31, 2005		$752,736
Subsequent increase (decrease) in current assets:-
Cash settlement on stock subscription receivable	11 (a)	9,000
Decrease in stock subscription receivable	11 (a)	(9,000)
Receipt on repayment of advances to related parties	11 (c)	3,338,167
Receipt on repayment of advances to related parties	11 (c)	(3,338,167)
Cash loan advanced by stockholders	11 (d)	2,287,269
Proceeds from private placement of 2,858 shares of SGI common stock	11 (e)	5,067,700
Subsequent (increase) decrease in current liabilities:-
Conversion of convertible loan into equity	11 (b)	2,580,000
Cash loan advanced by stockholders	11 (d)	(2,287,269)
Working capital after adjustments for subsequent events		8,400,436

18.	Comment:
We note your discussion of the $2,580,000 convertible bond that was fully converted prior to the share exchange. We also note the disclosure about the bond in Note 6 to the unaudited condensed consolidated financial statements on page F-32. Please identify the bondholder, state that 1,429 shares of stock representing 10% of the company’s stock were issued upon conversion, and state the conversion price. Please file the convertible bond documents as exhibits.

Response:
In response to this comment, the Company has included the additional suggested disclosure in the financial statements for the fiscal year ended March 31, 2006 and included the convertible bond documents as Exhibits 10.11 and 10.2.

19.	Comment:
We note your discussion of the loan made by certain stockholders in March 2006 pursuant to the terms for the issuance of the convertible bond. Please identify the shareholders who made the loan, and their recourse if the loan is not paid when due. Please state the expected funding source to pay the loan. Please file the loan document(s) as an exhibit(s).

Response:	In response to this comment, the Company has included additional disclosure on page 19 of the Amendment and has included the loan document as Exhibit 10.10 to the Amendment.

20.	Comment:
Please expand the discussion of your liquidity to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity. For example we note the shareholder loan that matures in September, 2006, your need to invest in extensive market research on consumer health needs as noted on page 3, your plan to fund new product development and launch three new products within the next two years as discussed on page 19, and the $29.8 million investment in Growing State Ltd. required under article 2(ii) of the Summary Investment Agreement for the Lease of Land filed as exhibit 10.7. In this regard, please also disclose how long you will be able to fund your operations with the cash you currently have.

August 7, 2006

Response:	In response to this comment, the Company has included additional disclosure on pages 18-19 of the Amendment.

21.	Comment:
In regard to your Investment Agreement for the bulk manufacturing plant, please discuss the required investment of $29.8 million in your subsidiary Growing State Ltd., specifying the schedule for when investments must be made and discussing recourse that the government has if you fail to make the required investment. Please also add a risk factor if necessary. Please state if you paid the first installment of the leasing fee that was due on April 5, 2006 and specify the schedule for the payment of the remaining leasing fee.

Response:	In response to this comment, the Company has included additional disclosure on page 18 of the Amendment.

Critical Accounting Policies, page 14

22.	Comment:
We note that your presentation under this heading is similar to your disclosure under Note 2. Please refer to the guidance referenced above for information regarding the disclosures surrounding accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment involved. Please note that the Commission’s guidance encourages companies to consider enhanced discussion and analysis of these critical accounting estimates and assumptions that:

•	supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

•	provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Please review your discussion taking such guidance into consideration and revise your disclosure to the extent applicable.

Response:	In response to this comment the Company has amended pages 19-20 of the Amendment to reflect revised disclosure on the Critical Accounting Policies and Estimates.

Revenue Recognition. page 15

23.	Comment:	We note your statement that “Sales are stated at net invoiced value in these financial statements.” Please tell us what you mean by “net invoiced value.”

Response:	The Company has deleted this statement from the Amendment.

Business

History, page 17

24.	Comment:
We note your statement, with respect to the transaction between SGI and Shining, that “This transaction has been accounted for as a recapitalization of SGI with no adjustment to the historical basis of the assets and liabilities of Shining and the operations were consolidated as though the transaction occurred as of the beginning of the first accounting period presented in the financial statements appearing elsewhere in this document.” Please provide the terms of this transaction in support of your treatment of the transaction as a recapitalization for accounting purposes. In this regard, we note that cash was issued by SGI for $2.27 million and that new shares were issued by SGI in October 2005. However, it is unclear how this transaction meets the requirements to be accounted for as a recapitalization and not a business combination.

August 7, 2006

Response:
In response to this comment, the Company has included additional disclosure on pages 23 and F-11of the Amendment. The rationale for accounting for the transaction as a recapitalization and to a business combination has been set forth in the notes to the financial statements contained in the Amendment.

25.	Comment:	Please file the Escrow Agreement referred to in the first bulleted paragraph as an exhibit.

Response:	In response to this comment, the Company has filed the Escrow Agreement as Exhibit 10.8 to the Amendment.

26.	Comment:
Please expand your discussion of the $750,000 to be released from escrow from time to time to cover certain marketing and executive officer search expenses. Please explain why these funds were initially put into escrow. Please be more specific as to the type of marketing expenses that will be covered and the time frame for release of the money. In regard to the executive officer search expenses, please be more specific as to the type of expenses to be paid out of escrow and the time frame for release of the money. We note that you have only one executive officer and have not indicated that you anticipate hiring additional executive officers.

Response:	In response to this comment, the Company has included additional disclosure on page 22 of the Amendment.

27.	Comment:
Please explain why money from the offering was put into escrow to reimburse Chinamerica Fund, L.P. for certain expenses incurred in connection with the private placement and share exchange. Please specify the expenses to be reimbursed and the time frame for release of the money from escrow.

Response:	In response to this comment, the Company has included additional disclosure on page 22 of the Amendment.

28.	Comment:
We note the agreement with Fred Cooper, a former director of the company that is referred to in section 4.13 of the Securities Exchange Agreement, related to the redemption of 1 million shares. Please provide a description of this agreement and file it as an exhibit.

Response:	In response to this comment, the Company has included additional disclosure on page 23 of the Amendment and has filed the agreement as Exhibit 10.9 to the Amendment.

Current Operations

Overview, page 18

29.	Comment:
We note your statement that sales of your Shining Essence product accounts for 75% of your total sales in 2005. Please add a risk factor discussing the risk to you of your dependence on one product for the majority of your revenues.

August 7, 2006

Response:	In response to this comment, the Company has included additional disclosure on page 4 of the Amendment.

30.	Comment:	Please add a description of the certifications ISO 9001, 14001; OHSAS 18001 and HACCP, and disclose the meaning and effect of the certifications. Please also spell out the acronym TUV.

Response:	In response to this comment, the Company has included additional disclosure on page 24 of the Amendment.

Products, page 19

31.	Comment:
You state that the Shanghai Nutrition Food Quality Surveillance & Inspection Center has tested the effectiveness of each of the products that you list in this section. You also state that their effectiveness has not been conclusively established. Please provide the results of the testing done by the Shanghai Nutrition Food Quality Surveillance & Inspection Center, and clarify your statements.

Response:	In response to this comment, the Company has revised page 25 of the Amendment to clarify these statements.

Industry Overview and Market Conditions Probiotics, page 20

32.	Comment:	Please provide the date of Dr. Kopp-Hoolihan’s article. Confirm that the article is publicly available for free or for a de minimis charge.

Response:	In response to this comment, the Company has included the date of the article on page 26 of the Amendment. The Company confirms that the article is publicly available to subscribers for a $25 charge.

33.	Comment:
Please provide support for your statement that “Researchers are also studying potential links between low probiotics microbial levels and hypertension, certain types of cancer, high cholesterol and allergies.

Response:
This statement was made based on the information available on the website www.usprobiotics.org. Usprobiotics.org is a non-profit research and education website sponsored by the California Dairy Research Foundation and Dairy & Food Culture Technologies.

34.	Comment:	Please provide the basis for the company’s belief that the “current domestic market for bulk additives in China to be 100 tons a year, growing to exceed 800 tons a year by 2008.”

Response:	The Company has deleted this sentence from the Amendment.

China Market, page 20

35.	Comment:	In regard to your cite of statistics from Euromonitor, please confirm that the article is publicly available for free or for a de minimis charge.

Response:	The Company has deleted the references to the Euromonitor statistics in the Amendment.

36.	Comment:	Please provide the basis for the company’s statement that China has the highest per capita consumption of antibiotics in the world.

August 7, 2006

Response:
The following is an English translation of extracts of passages from two Chinese newspaper articles entitled “80,000 people in China die from inappropriate use of antibiotics each year, children suffer the most,” published in Xin Kuai Bao dated December 12, 2003 (available at www.chinagate.com.cn), and “How many people die from inappropriate use of antibiotics in China each year?,” published on July 19, 2005 by Bio Information Net (available at www.bio168.com):

According to the research conducted by the World Health Organization, 80% of patients in hospitals in China use antibiotics. Among them, 58% of the patients use broad spectrum antibiotics or uses 2 or more types of antibiotics, which greatly exceeds international standard of 30%. China becomes the country that uses the most antibiotics in the world. Experts suggest that China should implement a policy to restrict the use of antibiotics and to preserve antibiotics to be used under extreme circumstances. [link to the second warning issued by the World Health Organization].

Warning issued by the World Health Organization: Due to the inappropriate and heavy use of antibiotics by countries over the world, diseases which used to be curable have become very difficult to cure. Take streptococcus pneumoniae as an example, the drug resistance ratio of streptococcus pneumoniae to penicillin has increased from 21% in 1995 to 25% in 1998. Human beings are about to experience the awkward situation where streptococcus pneumoniae, a disease that used to be one of the most easily treated is becoming very difficult to treat. [based on information from the Xinhua News Agency]

Experts in China have gone through the painful process to acknowledge the fact that China has become one of those countries that uses antibiotics to the most inappropriate and most heavy degree when compared to the rest of the world.

The issue of inappropriate and heavy use of antibiotics has become a worldwide problem. According to the World Health Organization, among the clinical cases of death patients caused by infections throughout the world, over 85% of them relate to respiratory disease, infectious diarrhea, measles, aids and tuberculosis. The cause of these diseases is mainly due to the drug resistant rate to the first line of medicines of those diseases have almost reach 100% (this is also one of the reasons why tuberculosis “reappeared” in some countries in the world).

When compared to other countries in the world, our country [China] has become one of the countries that use the most antibiotics.

37.	Comment:	Please specify how the Chinese government has begun actively encouraging the fortification of certain foods with probiotics.

Response:	In response to this comment, the Company has revised page 27 of the Amendment to clarify the Company’s basis that the Chinese government is encouraging probiotics.

Our Business Prospects

Significant potential from the new bulk business, page 22

38.	Comment:
Please provide the basis for the company’s statement that management expects that the Chinese Ministry of Health will make it mandatory for infant formula sold in China to contain probiotics, and when this is expected to occur.

Response:	In response to this comment, the Company has revised pages 27 and 28 of the Amendment to include additional disclosure.

August 7, 2006

Competition, page 25

39.	Comment:	Please provide more information for the tables you present.

•
In the first table, please identify the competitors, explain the term “microecologies technologies,” explain the importance of the metric “quantity of the active probiotics that can be maintained,” and state the source of your information regarding your competitors’ microecologics technology.

•	In the second table, please identify the competitors, explain the importance of the metric “vitality and active rate,” and state the source of your information in regard to your competitors.

•
In the third table, please identify the competitors, state the source of your information, and provide the basis for your statements that ymur competitors’ form of products, bacteria type and quantity of bacteria are either “not recommended” or are “below standard.”

Response:	In response to this comment, the Company has included additional disclosure on pages 31-32 of the Amendment.

Research and Development, page 26

40.	Comment:	Please provide an estimate of the amount of money spent on research and development activities in the last two fiscal years.

Response:	In response to this comment, the Company has included additional disclosure on page 33 of the Amendment.

Government Regulation Food Business, page 26

41.	Comment:
You indicate in Note 1 to the Consolidated Financial Statements for Sinosmart Group that Shanghai Shining Biotechnology Co. Ltd. was issued an operating license by the Administration for Industry and Commerce of the Pudong New District for a period of 8 years to April 15, 2007. You also state that in August 2005 it received approval to become a wholly foreign owned enterprise. Please clarify if its license will still expire in April 2007, and if so, please add a risk factor that discusses the risk to you if the license is not timely renewed.

Response:	The Company has revised page F-8 of the Amendment to disclose that the April 15, 2007 date was extended to August 19, 2049.

Intellectual Property, page 28

42.	Comment:	Please disclose the duration and effect of all patents, trademarks and licenses held.

Response:	In response to this comment, the Company has included additional disclosure on pages 34-35 of the Amendment.

Facilities, page 29

43.	Comment:	Please provide the length of the lease and monthly lease fees for the rented facility in Pudong, Shanghai.

August 7, 2006

Response:	In response to this comment, the Company has included additional disclosure on pages 35-36 of the Amendment.

Management

Directors, Executive Officers and Key Employees and Advisors, page 30

44.	Comment:	Please provide the information required by item 401(a) of Regulation S-B for Ms. Yan.

Response:	In response to this comment, the Company has included additional disclosure on page 37 of the Amendment.

Executive Compensation, page 31

45.	Comment:
Please provide the compensation information for Mr. Song in the table format specified by Item 402(b). In a footnote to the table, please describe the social insurance contributions to which you refer.

Response:	In response to this comment, the Company has included additional disclosure on page 38 of the Amendment.

Selling Stockholders, page 32

46.	Comment:
Identify as an underwriter any selling stockholder who is a broker-dealer, unless you can state that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:	In response to this comment, the Company has included additional disclosure on page 40 of the Amendment.

47.	Comment:
In footnotes to the table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

Response:	In response to this comment, the Company has included additional disclosure on page 40 of the Amendment.

Related Party Transactions, page 35

48.	Comment:	Please specifically identify each of the related parties to whom you refer in this section.

Response:	In response to this comment, the Company has included additional disclosure on page 42 of the Amendment.

49.	Comment:	We note your description of the related party transaction in Note 15(c) to the Sinosmart Consolidated Financial Statements. Please describe that transaction in this section.

Response:	In response to this comment, the Company has included additional disclosure on page 42 of the Amendment.

August 7, 2006

50.	Comment:
We note your statement that “[s]ince this transaction has been accounted for as a recapitalization of Shining and is reflected in these financial statements as if it occurred as of the beginning of the first accounting period presented in these financial statements, SGI’s liabilities of $2,270,141 arising from this transaction are shown as outstanding as of the March 31, 2004 and 2005, respectively.” Please support your inclusion of the $2.27 million cash consideration, payable to the former majority holders and a third party for the equity of Shining, within the March 31, 2004 and 2005 year-end balances. In this regard, we note that this liability was not incurred until August 2005.

Response:
The Company has revised its presentation with respect to the $2.27 million cash consideration to show it as “Liquidating Dividends” in the Stockholders’ Equity section of the balance sheet before it was paid.

Plan of Distribution, page 33

51.	Comment:
We note your disclosure that you will pay the estimated $460,000 in costs in connection with the registration of the shares under the registration statement. We note that $210,000 is estimated to be payable as an assurance fee. Please describe this fee, when and to whom it will be paid, and explain its purpose. In addition, we note that $240,000 will be paid for legal fees. Please also disclose this amount in the prospectus

Response:
In response to this comment, the Company has amended the disclosure on page 41 of the Amendment to clarify that the “assurance fees” are accounting fees. In addition, the Company has decreased the legal fee estimate to a more accurate number of $50,000.

Experts, page 37

52.	Comment:
We note that in conjunction with the reverse takeover, you have undergone a change in auditors, from Malone & Bailey, PC to BDO McCabe Lo Limited Please provide the information required by Item 304 of Regulation S-B as required by Item 23 of Form SB-2. In addition, please file an Item 4.01, Form 8-K to announce the change in accountant. Indicate within the Form 8-K that you should have provided this information within four business days after the occurrence of the change in accountant.

Response:	The Company has filed a Form 8-K announcing its change in auditors and has included additional disclosure on page 44 of the Amendment.

Sinosmart Group Inc. Financial Statements

Consolidated Statements of Operations, page F-4

53.	Comment:	Please confirm, if true, that you include deprecation relating to property, plant and equipment in your determination of Gross profit or otherwise advise.

Response:	The Company confirms that it includes depreciation relating to property, plant and equipment used in production in its determination of gross profit.

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

54.	Comment:
We note your statement on page F-10 that “The Company has chosen to report comprehensive income (loss) in the statements of changes in stockholders’ equity.” We note only your presentation of accumulated other comprehensive income within this statement. In this regard, please reference paragraph 10 of SFAS 130, which indicates that comprehensive income includes net income. Please see Format C of SFAS 130 for an illustration of the presentation of comprehensive income and accumulated comprehensive income within the statement of changes in equity and revise your presentation as appropriate.

August 7, 2006

Response:	The Company has ensured that its disclosure conforms with SFAS 130. See page F-5 of the Amendment.

55.	Comment:
Please revise your presentation of the components of other comprehensive income (loss) to comply with paragraph 25 of SFAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

Response:	The Company has ensured that its disclosure conforms with SFAS 130. See page F-5 of the Amendment.

56.	Comment:
We note your disclosure on page F-7 regarding transactions which resulted in the acquisition of Shanghai Shining Biotechnology Co. Ltd (SSBC) which you indicate was accounted for as a recapitalization. Please explain how these transactions were accounted for and reflected in your determination of the number of shares and the amounts reported as components of your equity accounts in both your annual financial statements on page F-5 and your interim financial statements on page F-27.

Response:
The Company has included a detailed description of its accounting for SGI’s acquisition of Shanghai Shining Biotechnology Co. Ltd. in the notes to its financial statements. See pages F-9-F-11of the Amendment.

Consolidated Statements of Cash Flow, page F-6

57.	Comment:
We note that you received proceeds from the issuance of common stock of $1,000 during the year ended March 31, 2004. Please reconcile this with your Consolidated Statements of Changes in Stockholders’ Equity, which shows a beginning balance, as of April 1, 2003, of 1,000 shares in the amount of $1,000.

Response:	The Company has ensured that the transactions were consistently presented in its financial statements for the fiscal years ended March 31, 2005 and 2006. See page F-6 of the Amendment.

Note 1. Organization and Description of Business, page F-7

58.	Comment:	Please expand your disclosure to identify the specific terms of the transaction which you have accounted for as a recapitalization.

Response:	The Company has included disclosure addressing this comment on pages F-7-F-11 of the Amendment.

59.	Comment:
We note your disclosure that former shareholders re-established majority ownership by acquiring new shares in October 2005. Please explain how this relates to the August 11, 2005 agreement in which SGI agreed to acquire 100% of SSBC for total cash of $2.27 million. Additionally, clarify whether or not the issuance of 9,000 new shares disclosed on page F-27 relates to this transaction and whether or not you considered the related subscription receivable in your analysis of how to account for this transaction.

Response:
Il August 2006, all shareholders of Shining entered into a Share Transfer Agreement with SGI to sell their equity holdings in Shining for a cash consideration of US$2.27 million. The Shining equity holders, with the exception of a minority equity holder who owned 0.5% of Shining, also entered into a supplemental agreement with SGI under which they were granted the right to acquire 90% equity holding in SGI by subscribing newly issued SGI common stock at the par value of $1 per share. In October 2006, these Shining equity-holders exercised their rights and entered into stock subscription agreements with SGI to subscribe 9,000 shares of newly issued SGI common stock representing 90% of SGI’s expanded share capital. In March 2006, the subscribers made cash payments of $9,000 to SGI.

August 7, 2006

The Company confirms that the issuance of 9,000 new shares relates to the exercise of the subscription right granted to the Shining equity holders under the above-mentioned supplemental agreement. The Company has amended page F-8 to expand the disclosure on the relationship between SGI’s acquisition of 90% equity interest in Shining and SGI’s subsequent issuance of 9,000 new shares.

The Shining equity holders, who were also former majority shareholders of SGI, exercised their right granted under the above-mentioned supplemental agreement to subscribe 9,000 new SGI shares in October 2006. The subscription money of $9,000 was settled in cash in March 2006. The Company originally deducted the Subscription Receivable of $9,000 from the Stockholders’ Equity in SGI Group’s unaudited balance sheet as of December 31, 2005. In response to Comment 67, the Company has reclassified the Subscription Receivable as part of current assets before the subscription money was received. See page F-3 of the Amendment.

60.	Comment:
We note your reference to Shanghai Shining Biotechnology Co. Ltd or SSBC. Please confirm, if true, that this entity represents the entity referred to previously within the filing as Shining. If true, please revise your reference to this entity throughout your filing to be consistent, or otherwise advise.

Response:
The Company confirms that Shanghai Shining Biotechnology Co. Ltd or SSBC is the same entity referred to as ‘Shining’ in other parts of the filing. The Company has revised the disclosure in the Amendment to consistently refer to this entity as ‘Shining.’

61.	Comment:	Please tell us the significance of your statement that “SSBC’s registered capital was RMB 20,480,000 as of March 31, 2004 and 2005, respectively.”

Response:	The Company has deleted this statement.

General

62.	Comment:
We note that you provide no indication of how you determined your operating and reportable segments, as defined by SFAS 131. Please expand your disclosure to comply with paragraph 25 of SFAS 131, which points to paragraphs 26 through 33.

Response:	In response to this comment, the Company has included the requested disclosures in the financial statements for the fiscal year ended March 31, 2006. See page F-18 of the Amendment.

Note 2. Summary of Principal Accounting Policies, page F-8 (1) Income Tax, page F-1 2

63.	Comment:
We note your statement that “The Company accounts for income tax under the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the revised consolidated financial statements or tax returns.” Please tell us what you mean by “revised consolidated financial statements or tax returns.”

Response:	The Company has deleted the reference to “revised consolidated financial statements or tax return”.

August 7, 2006

Note 3. Accounts Receivable, page F-15

64.	Comment:	Please expand your summary of principal accounting policies to explain your policy for determining your allowances for doubtful debt.

Response:	In response to this comment, the Company has ensured proper disclosures were included in the financial statements for the fiscal year ended March 31, 2006. See page F-15 of the Amendment.

Note 21. Contingencies and Commitments, page F-21

65.	Comment:
Please expand your disclosure to conclude using terms used in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we continue to believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

Response:	In response to this comment, the Company has ensured proper disclosures were included in the financial statements for the fiscal year ended March 31, 2006. See pages F-41-F-42 of the Amendment.

Note 15. Subsequent Events, page F-23

66.	Comment:	Please disclose the pertinent terms of the convertible bond. Please explain why these terms did not result in a beneficial conversion feature. We may have further comments.

Response:	In response to this comment, the Company has ensured proper disclosures were included in the financial statements for the fiscal year ended March 31, 2006. See pages F-23-F-24 of the Amendment.

Sinosmart Group Inc. and Subsidiary Financial Statements

Unaudited Condensed Consolidated Balance Sheets, page F-25

67.	Comment:
We note that you report a subscription receivable of $9,000 as of December 31, 2005 and your disclosure under footnote eight that “In October 2005, the Company received subscription for 9,000 shares of its common stock for a total consideration of $9,000 from a group of former shareholders.” We further note your disclosure in your pro forma adjustments footnote 2(c) that “cash consideration was made subsequent to the balance sheet date but prior to the consummation of the reverse acquisition.” Please support your presentation of the stock subscription receivable in light of the guidance contemplated by SAB Topic 4:E, which states in part that a receivable should not “be deducted from stockholders’ equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements.”

Response:	The Company has treated the Subscription Receivable as part of current assets before the subscription money was received. See page F-3 of the Amendment.

Otish Resources, Inc. Financial Statements

General

68.	Comment:
Please update your financial statements. Refer to Rule 3-12 of Regulation S-X. In this regard, we note that you will adopt the fiscal year end of SGI or March 31. Since you consummated a recapitalization in March 2006, the staff does not require a transition report, but does require that you file periodic reports for periods ending prior to the consummation of merger as they become due in the ordinary course of business. Please note that starting with the periodic report for the quarter in which the merger was consummated, you should begin to file reports based on the fiscal year of the accounting acquirer. Those financial statements would depict the operating results of the accounting acquirer, including the acquisition of the registrant from the date of consummation.

August 7, 2006

Response:
In response to this comment, the Company has updated its financial statements. In addition, the Company confirms its understanding of the Staff's comments regarding transition and periodic reports following the recapitalization.

Note 6. Subsequent Events, page F-45

69.	Comment:	Please expand your disclosure to address the transaction with SGI and your change in capital structure, as disclosed on page 17.

Response:	In response to this comment, the Company has included these disclosures in the financial statements for the fiscal year ended March 31, 2006.

Unaudited Pro Forma Combined Financial Statements, page F-50

General

70.	Comment:	Please update your interim pro forma combined financial statements. Refer to Rule 3-12 of Regulation S-X and Rule 310(d) of Regulation S-B.

Response:
The Company notes the Staff’s comments, however, the suggested amendments are no longer applicable since the Company has revised the Amendment to include its financial statements for the fiscal year ended March 31, 2006, which covered the period during which the reverse acquisition transaction occurred. Accordingly, pro forma combined financial statements are no longer required.

71.	Comment:
Please expand your discussion of the transactions which you are presenting in these pro forma financial statements to identify each transaction which has been reflected in these pro forma financial statements and why they have been reported as adjustments to the historical results and financial position of the entities presented.

Response:	The Company notes the Staff’s comments, however, the suggested amendments are no longer applicable as stated in the reply to Comment #70.

Unaudited Pro Forma Combined Balance Sheet, page F-51

72.	Comment:
Please note that we would expect, subsequent to a recapitalization, that historical stockholders’ equity of the accounting acquirer, which appears to be SGI, prior to the merger to be retroactively restated for the equivalent number of shares received in the merger with an offset to paid-in capital. Therefore, we would expect that the number of common shares at 11/30/05 would represent China-Biotics, Inc. plus shares issued to effect the recapitalization or 15,980,000. Please tell us whether or not this is the manner in which you have presented the recapitalization or otherwise advise.

Response:
The Company notes the Staff’s comments, however, the suggested amendments are no longer applicable as stated in the reply to Comment #70. The recapitalization is reflected in the historical financial statements of the Company.

August 7, 2006

Note 2. Pro Forma Adjustments, page F-54

73.	Comment:
Please revise your disclosure of each adjustment to provide a reconciliation that clearly depicts how the amount of each adjustment reported on the face of the pro forma financial statements was determined. We may have further comments.

Response:	The Company notes the Staff’s comments, however, the suggested amendments are no longer applicable as stated in the reply to Comment #70.

74.	Comment:
We note your explanation for the pro forma adjustments made in items (a) through (e) and that these adjustments pertain to transactions that occurred prior to the consummation of the reverse acquisition. Please support your inclusion of these adjustments as being directly attributable to the transaction that occurred in March 2006. Please refer to Rule 11-02(b)(6) of Regulation S-X, which indicates that pro forma adjustments related to the balance sheet shall include adjustments which give effect to events that arc directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. Please also address this in the context of your use of the related shares to determine earnings per share.

Response:	The Company notes the Staff’s comments, however, the suggested amendments are no longer applicable as stated in the reply to Comment #70.

75.	Comment:
Please explain why there is a difference in the exchange ratio from SGI common shares to China Biotic common shares for the convertible loan and the private placement. In this regard, we make reference to pro forma adjustment disclosure under items (d) and (e).

Response:
The convertible loan and the private placement were the result of the Company’s negotiations with separate groups of investors. The convertible loan was initially made much earlier than the private placement, and the convertible loan and private placement had different risk profiles. Accordingly, the Company and the applicable investors agreed to a different exchange ratio for the shares received upon conversion of the convertible loan than with respect to the shares received in the private placement.

76.	Comment:	Please provide a schedule that details the items included in the amount you reference in footnote 2(f), totaling $7,796,929.

Response:	The amount of $7,796,929 as reference in footnote 2(f) was derived as follows:

	SGI's paid-in capital
	Common stock $	Additional paid-in capital $	Total $

Historical balance as of November 30, 2005	10,000	206,929	216,929
Conversion of convertible bond	1,429	2,578,571	2,580,000
Private placemnent of US$5M	2,857	4,997,143	5,000,000
Pro forma balance	14,286	7,782,643	7,796,929

77.	Comment:
Please explain why you have accounted for China-Biotic’s pre-transaction retained deficit as a reduction of Additional paid in capital rather than an adjustment to the surviving entity’s continuing retained earnings since it appears that this represents a net liability of the accounting target. We may have further comments.

August 7, 2006

Response:	In response to this comment, the Company has ensured proper disclosures were included in the financial statements for the fiscal year ended March 31, 2006.

78.	Comment:	Please tell us how you accounted for transactional costs associated with this transaction.

Response:
The Company charged all transaction costs incurred in connection with the share exchange to expenses. The Company has included additional disclosure on these transaction costs. See page F-16 of the Amendment.

79.	Comment:
Please tell us where the “certain of securities valued at $5,363,” identified in footnote 2(g), are presented on the balance sheet of China-Biotics, Inc. In addition, since you indicate that this transaction, which you discussion in footnote 2(g) is “part of the reverse acquisition,” please expand your discussion of the reverse merger in the forepart of the filing to explain the facts and circumstances surrounding this transaction.

Response:
The Company confirms that China-Biotics had fully written-off its investment in the “certain securities” in prior accounting period. As a result this item is not reflected in any of its balance sheets incorporated in the current filings.

The Company’s statement in footnote 2(g) that “As part of the reverse acquisition, China-Biotics sold certain of securities valued at $5,363 to its former President in exchange for 20,000,000 shares of its common stock” was incorrect. The consideration for the 20,000,000 shares of China-Biotics common stock actually comprised (a) a cash payment of $5,000, and (b) certain securities valued at $363. The Company has corrected and expanded its disclosure regarding this transaction. See page F-7 of the Amendment.

Undertakings, page 11-6

80.	Comment:	Please provide the undertaking required by Item 512(g)(2).

Response:	In response to this comment, the Company has included additional disclosure on page II-6 of the Amendment.

Recent Sales of Unregistered Securities, page 11-2

81.	Comment:	With respect to each of the offerings to which you refer, please disclose the specific exemption relied upon with respect to Section 4(2) and the facts that make the exemption available.

Response:
In response to this comment, the Company has included additional disclosure on pages II-2 - II-4 of the Amendment based on the information that the Company has available to it, in light of the fact that in connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company.

Form 10-KSB for the fiscal year ended August 31, 2005

Please amend your Form 10-KSB in response to the following comments within ten business days of the date of this letter.

August 7, 2006

Controls and Procedures

82.	Comment:
We note that you do not state that your conclusions regarding the effectiveness of your disclosure controls and procedures were as of the end of the period covered by the report, as required by Item 307 of Regulation S-B. Please confirm that they were effective as of the end of the period. Please provide this disclosure in future filings.

Response:
This comment relates to a period, and a filing date, that occurred prior to the share exchange described in the Amendment, which was completed on March 22, 2006 (the “Share Exchange”). In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable.

83.	Comment:
We note your conclusion that your disclosure controls and procedures are effective in timely alerting you to material information relating to the company (including your consolidated subsidiaries) that is required to be included in your periodic reports. Please confirm, if true, that you maintain disclosure controls and procedures that have been designed to ensure that information related to China-Biotics is recorded, processed, summarized and reported on a timely basis. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Response:
This comment relates to a period, and a filing date, that occurred prior to the Share Exchange. In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable.

84.	Comment:
We note your statement in the last sentence of the paragraph that there have been no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date you carried out your evaluation. Please confirm, if true, that that there have been no changes in your internal control over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response:
This comment relates to a period, and a filing date, that occurred prior to the Share Exchange. In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable.

August 7, 2006

Exhibits

Exhibit 31

85.	Comment:
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibit as appropriate. In this regard and without limitation, we note that your paragraph 6 is not part of Item 601(b)(31).

Response:
This comment relates to a period, and a filing date, that occurred prior to the Share Exchange. In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable.

Form 10-QSB for the fiscal quarter ended November 30, 2005

Please amend your Form 10-QSB in response to the following comments within ten business days of the date of this letter.

Controls and Procedures

86.	Comment:
We note your statement that your disclosure controls and procedures effectively provided reasonable assurance that information required to be disclosed in the reports you file under Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Please confirm for us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If you cannot conclude that they are designed to provide this reasonable assurance, please so state.

Response:
This comment relates to a period, and a filing date, that occurred prior to the Share Exchange. In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable.

87.	Comment:
We note your statement that your disclosure controls and procedures effectively provide reasonable assurance that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Response:
This comment relates to a period, and a filing date, that occurred prior to the Share Exchange. In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable.

August 7, 2006

88.	Comment:
We note your statement in Item 3(b). Please confirm, if true, that that there have been no changes in your internal control over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response:
This comment relates to a period, and a filing date, that occurred prior to the Share Exchange. In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable

Exhibits

Exhibit 31

89.	Comment:
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibit as appropriate. In this regard and without limitation, we note that your paragraph 6 is not part of Item 601(b)(31).

Response:
This comment relates to a period, and a filing date, that occurred prior to the Share Exchange. In connection with the Share Exchange, the Company’s directors and sole officer resigned and were replaced with a new officer/director who had no previous involvement with the Company. No current director, officer or other employee of the Company was employed by the Company during the time period, and filing date, to which this comment relates. Pursuant to discussions between Donna Levy and the Company’s counsel, the Company confirms that it will comply with this comment in future filings as applicable.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely,

/s/Eric Simonson
Eric Simonson

cc: Mr. Song Jinan, China-Biotics, Inc.